November 13, 2007

Ms. Sharon Blume
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C.  20549

RE:   BOK Financial Corporation
      Form 10-K for the Fiscal Year Ended December 31, 2006
      Form 10-Q for the Fiscal Quarters Ended March 31, 2007 and June 30, 2007 File No. 0-19341


Dear Ms. Blume:

In response to your letter dated November 6, 2007 (the "Comment Letter") and pursuant to your conversation with our counsel, Tamara Wagman, on November 9, 2007, this letter confirms that BOK Financial Corporation will file its response to the Comment Letter on or before December 6, 2007. We appreciate your allowing us additional time to prepare our response and to have it approved by our internal disclosure committee and reviewed by our independent auditors.


Sincerely,

/s/ Steven E. Nell

Steven E. Nell
Executive Vice President and
Chief Financial Officer